Regenicin, Inc.

10 High Court

Little Falls, NJ, 07424

June 14, 2011

Via EDGAR

United States Securities and Exchange Commission

100 F Street, N.E. Mailstop 3561

Washington D.C., 20549-7010

Attention: Dale Welcome

Re: Regenicin, Inc.

Form 10-K for the Fiscal Year Ended September 30, 2010

Form 10-Q for the Fiscal Quarter Ended December 31, 2010

File No. 333-146834

Dear Mr. Welcome:

I write on behalf of Regenicin, Inc., (the “Company”) in response to Staff’s letter of May 11, 2011, by John Cash, Accounting Branch Chief of the Division of Corporate Finance of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Form 10-K, filed January 13, 2011 and Form 10-Q, filed February 14, 2011 (the Comment Letter”).

Paragraph numbering used for each response corresponds to the numbering used in the Comment letter.

general

Form 10-K for the Fiscal Year Ended September 30, 2010

Item 1. Business, page 3

Lonza Transaction, page 3

1.                   We note your response to prior comment one; however, it is not clear to us what disclosures you intend to provide in future filings.· It also appears to US that you were not fully responsive to our prior comment- In this regard, please address the following:

•         Explain why you believe Lonza entered into the license agreement with you;

•         In regard to your obligation to pay Lonza 33% of grant monies, explain when and how your obligation is required to be paid in light of the DOD grant; and

•         Explain the potential impact if you or Lonza breach any material provisions of the license agreement.

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Please show us in your supplemental response what your disclosures to this comment and prior comment one will look like.

In response to this comment, Randall McCoy had been retained as a consultant by Cambrex Biosciences, the company that owned Cutanogen, which holds the license rights to PermaDerm, to help in the regulatory process to gain FDA approval of PermaDerm. When Lonza purchased Cambrex they also purchased Cutanogen. Lonza’s core business is contract manufacturing of cell therapy bio medical products. They did not wish to pursue FDA approval or market the product. Randall McCoy, understanding the value of the product and familiar with the regulatory process, offered to purchase the rights to the product. So the Company believes that Lonza entered into the Know-How and License Agreement (the “Agreement”) because the Company has expertise in working with the FDA on the approval process and Lonza would rather function as a manufacturer.

There was a dispute between the Company and Lonza about payment on the DOD grant. The Agreement obligates the Company to pay Lonza 33% of money received by Lonza as a result of any grant applications, including the application with the DOD. Lonza has billed the Company a total of $260,344 from November 30, 2010 to May 31, 2011 for what it believes it is owed under the Agreement. The Company contends, however, that there was an overpayment of $201,197 in the original $3,000,000 that the Company already paid to Lonza, and this balance was to be applied to future invoices for amounts due by the Company under the Agreement. Therefore, the Company believes that Lonza should apply the overpayment amount of $201,197 to the invoices totaling $260,344 to offset the balance. Lonza denies that there are any overpaid amounts under the Agreement to offset the invoices and has requested that the Company pay the invoices.

In order to avoid a conflict with an important contractual partner in the pursuit of our business model, however, we have decided to pay Lonza the invoices in full. We therefore wired Lonza $260,344 to clear the balance, and have reserved our right to review the matter with Lonza at a later date.

The potential impact to the Company if either party breach a material provision of the Agreement depends on a number of factors, including the nature of the breach, whether the defaulting party is properly notified of the breach, whether the defaulting party fails to cure the breach within the timeframe allowed by the Agreement, and the outcome of negotiations and perhaps legal battles concerning how to remedy the breach. Depending on the magnitude of the breach and how the parties react to the breach, the potential impact could vary from a minor disagreement that gets resolved by the parties to termination of the Agreement with protracted litigation that bankrupts the Company.

The above response will resemble what our disclosure will look like in future filings.

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Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 14

General, page 14

2. We note your response to prior comment two. Please revise future filings to explain: what designation you were seeking for PermaDenn from the FDA; the fact that the FDA disagreed with your proposed designation; and what designation you received for PermaDerm from the FDA. In light of the designation you recently received, please revise future filings to disclose and discuss each stage you believe is necessary to obtain FDA approval, including the anticipated timing and estimated costs for each stage. Please show us in your supplemental response what your disclosures will look like.

In response to this comment, Lonza filed the application for PermaDerm under the Medical Device category because the skin products in competition with PermaDerm are presently being marketing as medical devices. However, due to the fact that PermaDerm is grown in a laboratory environment and certain agents are used in the process, the FDA took the position that the application should be filed under the Biologics/Drug category.

This designation was not viewed as a disagreement with the Company, but a departure from past practice of putting skin products used for treating burns in the Medical Device category. Being designated as Biologics/Drug is actually very beneficial to the Company because it shows PermaDerm to be uniquely different from other products used to treat catastrophic burns. Because PermaDerm uses a chemical in its processing that affects the cells in the body, it is considered a drug. It is considered a Biologic because it contains no synthetic components. PermaDerm is a permanent skin covering of natural cells whereas other products on the market have synthetic components that attempt to trigger skin growth.

The procedure for obtaining FDA approval of product in the Biologics category better resembles that of products in the Medical Device category; the steps are relatively the same and do not require multiple phases of clinical trials that are required for products with Drug designations. A Drug designation requires a new drug application (NDA) and a biologics designation requires a biological license application (BLA). For NDA, there are additional testing requirements, including pharmacokinetics and pharmacodynamcis dose ranging studies, dose escalation studies, and teratology (how it affects offspring), which do not have to be performed for a BLA.

The Company believes that having a Biologics designation will be easier to process with the FDA than a Medical Device category would. The Company will be dealing with the Biologics group at the FDA -- a group that has a better grasp at understanding cell growth, cultures, and other particulars of cell biology -- than the personnel in the Medical Device group. This familiarity with the underlying science behind PermaDerm should be an advantage in the approval process.

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The steps for FDA approval are as follows:

1)       Request and hold a pre-IND (investigational new drug) meeting. This meeting is used to answer any questions the FDA has at the outset and to get agreement from the FDA on what needs to be supplied for product approved. Lonza and the Department of Defense held the pre-IND meeting and received answers from the FDA. As a result of the meeting, the Company has a better understanding as to what the FDA will be looking for in the application and approval process.

2)       Submit the IND to the FDA. This step of the process entails providing detailed reports to the FDA and includes information such as: how PermDerm is made, what controls exist in making the product, what criteria will be used for selecting patients for clinical studies, what information will be supplied to patients about PermDerm and applying the product, where clinical testing will be held, how many patients will be involved in the study, and what data analysis will be performed on the clinical results. The Company is currently in the process of preparing the documents for the IND application.

3)       Wait for a response from the FDA. It usually takes 30 days for the FDA to respond. In most cases where a pre-IND meeting has taken place, the FDA will approve the company to commence clinical trials. In those case where there was no pre-IND meeting, the FDA usually will request additional information and have comments on the submission, thus delaying the start of the clinical trial until after the requested data has been supplied and clarification of the reports has been satisfied. . This comment and review period is a back and forth exchange and could take weeks or months.

4)       Run clinical trials. This part of process puts the plan into action. The Company will enroll patients and conduct the clinical trials. This Company expects the clinical trials to last about a year.

5)       Submit Biologics License Application. Following the clinical trials, PermaDerm will be reviewed for product safety and efficacy. The entails another exchange with the FDA that takes approximately 6 months to 8 months.

6)       Obtain final approval. Once the FDA completes product statistical safety and efficacy, then the Company will be approved to sell PermaDerm with a Biological License Approval.

In addition to obtaining a Biological License Approval as full FDA approval, the Company intends to acquire FDA approval to sell PermaDerm as an Orphan product. The Orphan product approval process starts with the Office of Orphan

Products Division of the FDA, in this case pediatrics. The Company is required to demonstrate to the office that there are less than 4,000 patients in the US of a particular type of ailment to warrant designation as an Orphan Product. As a pediatric Orphan Device, PermaDerm has been used to treat over 100 patients so the Company believes it will be able to meet the safety and efficacy requirements to obtain approval to sell PermaDerm for children as a Biological Orphan product.

The Company is currently preparing but has not yet submitted the application for FDA designation PermaDerm as an Orphan product. The review time for designation is typically 30 days. The review time for approval to sell PermaDerm as an Orphan product is only 75 days as opposed to the lengthy process of months or years for full FDA product approval. If approved, the Company will be able to sell PermaDerm for pediatrics only for those children with Catastrophic burns covering greater than 30% total body surface area but at full retail value while conducting the clinical trials to achieve full FDA approval in adults.

The above response will resemble what our disclosure will look like in future filings.

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Liquidity and Capital Resources, page 15

3. We note your response to prior comment three; however, please revise future filings to disclose the extent to which you are currently using cash in your operations on a monthly basis) the estimated deficiency in dollars over the next twelve months and how you intend to address the deficiency. Based on your response, we note that you are optimistic that you will close a new round of financing in the $10 million range within the next 30&60 days. Please revise future filings to disclose how and from whom you intend to obtain such financing, including the current status of those efforts. Please show us in your supplemental response what your disclosures will look like.

In response to this comment, the current monthly burn rate of cash is approximately $160,000 as previously submitted. It is estimated that this amount can be reduced under $100,000 per month, if necessary. Based on the Company’s recent efforts to raise funds, without taking into account commitments or future funds raised in the next 12 months, the Company is not projecting a cash deficiency. The Company believes current fundraising activities have provided the resources necessary to continue its business plan for the next 12 months.

The above response will resemble what our disclosure will look like in future filings.

Item 8. Financial Statements, page 19

Note B – Summary of Significant Accounting Policies, Intangible Assets, page F-8

4. We note your response to prior comment four; however, it is not clear to us how you determined that the payments you made to Lonza under the Know-How and License and Stock Purchase Agreement represent an intangible asset and that this intangible asset is not required to be amortized until you obtain FDA approval. Please explain to us what consideration you gave to the provisions of ASC 730-10-25-2(c), including what alternative future use the know-how you received under this agreement has, absent FDA approval.

In response to this comment, the payments to Lonza were determined on the basis of arms length negotiations recognizing both Lonza's duties and responsibilities under the agreement, and the milestone payments that Lonza inherited and still owes as a result of the Cutanogen acquisition.

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It was determined that these payments should be classified as an intangible asset due to the nonphysical nature of what was being acquired, such as rights to “know how.” It is customary to record these types of assets as intangible.

It was considered proper accounting treatment to accumulate the milestone payments on the balance sheet until such time as the product was finalized, FDA approval was granted and the global licenses for knowhow and patent rights were fully transferred to the Company. At such time as these events take place, the Company will determine the economic life of the product and begin amortization on a straight-line basis over it useful life.

In regard to ASC 730-10-25-2 (c) and alternative future use of the know how license, absent FDA approval, as stated above the payment to date was one of a series of milestone payments agreed upon to purchase the global licenses for know how and patent rights. Provided that the other payments are satisfied and the FDA approval for current application is denied, in our opinion there are two significant alternative future uses of the know how license and global patent rights:

  First, there is a significant need and market for the product in regions outside the US, which do not require FDA approval for medical treatment application. To date, we have received several serious inquiries from such regions outside the US. Part of the know how license agreement is that Lonza will provide the product in overseas markets and, will if necessary, train and assist in the transfer in the manufacturing process to regions outside of the US.

  Second, should for some reason the FDA withhold approval on this particular application for severely burned victims, the plan calls for additional applications for use in the chronic wound area and plastic surgery area. Approvals for these applications are independent of the current application for severe burns and are not contingent upon its approval. They will stand on their own based on the intended use.

Please note that we are confident that FDA approval will be secured as, to date, there have been over 100 children successfully treated with this product as a Humanitarian USE Device granted by the FDA.

Form 8-K filed April 20, 2011

5. Please revise future filings to disclose and discuss the current status of your disagreement with Lonza Please explain why Lonza believes you owe them $183,687.42 and why you believe you have paid Lonza a surplus of $17,OOO. Also, please explain why Lonza believes your use of the trade name PermaDerm is unauthorized. In this regard, we note Article 15.3 of the Know-How and License and Stock Purchase Agreement states that you will not use Lonza' s name or trade names without their “express written consent”. Please disclose whether or not you have obtained Lonza's "express written consent" to use their name or trade names and, if you have not, please explain why you believe your use of their trade name is authorized. Please show us in your supplemental response what your disclosures will look like.

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In response to this comment, see response to comment 1 above.

Please accept this correspondence as acknowledgement by the Company of the following:

  Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
  the company many not assert staff comments and the declaration of the effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

 Sincerely,

 /s/Randall McCoy

Randall McCoy

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